UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d - 102)

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1


                             RAPID LINK, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    753400100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: PSource Structured Debt Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 6,976,558 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       6,976,558 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,976,558 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
         * Based on 69,835,422 shares of common stock, par value $0.001 per share (the "Shares"), of Rapid Link, Incorporated, a Delaware corporation (the "Company"), outstanding as of January 7, 2009, as represented by the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 5,625,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 4,437,870 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquired 8,750,000 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 6,978,558 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       6,976,558 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,976,558 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
         * Based on 69,835,422 shares of common stock, par value $0.001 per share (the "Shares"), of Rapid Link, Incorporated, a Delaware corporation (the "Company"), outstanding as of January 7, 2009, as represented by the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 5,625,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 4,437,870 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquired 8,750,000 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 6,976,558 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       6,976,558 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,976,558 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
         * Based on 69,835,422 shares of common stock, par value $0.001 per share (the "Shares"), of Rapid Link, Incorporated, a Delaware corporation (the "Company"), outstanding as of January 7, 2009, as represented by the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 5,625,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 4,437,870 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquired 8,750,000 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

--------------------------------------------------------------------------------
CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 6,976,558 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       6,976,558 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,976,558 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
         * Based on 69,835,422 shares of common stock, par value $0.001 per share (the "Shares"), of Rapid Link, Incorporated, a Delaware corporation (the "Company"), outstanding as of January 7, 2009, as represented by the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 5,625,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 4,437,870 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquired 8,750,000 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

--------------------------------------------------------------------------------
CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 6,976,558 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       6,976,558 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,976,558 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
         * Based on 69,835,422 shares of common stock, par value $0.001 per share (the "Shares"), of Rapid Link, Incorporated, a Delaware corporation (the "Company"), outstanding as of January 7, 2009, as represented by the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 5,625,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 4,437,870 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquired 8,750,000 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

-------------------------------------------------------------------------------
CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 6,976,588 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       6,976,558 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,976,558 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
         * Based on 69,835,422 shares of common stock, par value $0.001 per share (the "Shares"), of Rapid Link, Incorporated, a Delaware corporation (the "Company"), outstanding as of January 7, 2009, as represented by the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 5,625,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 4,437,870 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquired 8,750,000 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

--------------------------------------------------------------------------------
CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 6,976,558 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       6,976,558 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,976,558 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
         * Based on 69,835,422 shares of common stock, par value $0.001 per share (the "Shares"), of Rapid Link, Incorporated, a Delaware corporation (the "Company"), outstanding as of January 7, 2009, as represented by the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 5,625,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 4,437,870 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquired 8,750,000 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

Item 1(a).  Name of Issuer: Rapid Link, Incorporated


Item 1(b).  Address of Issuer's Principal Executive Offices:
            5408 North 99th Street, Omaha, Nebraska 68134

Item 2(a).  Name of Person Filing: Laurus Capital Management, LLC

            This Schedule 13G is also filed on behalf of PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Eugene Grin and David Grin. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by PSource Structured Debt Limited, Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. reported in this
            Schedule 13G. Information related to each of PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).  Address of Principal Business Office or if none, Residence:

            335 Madison Avenue, 10th Floor,
            New York, NY 10017

Item2(c).   Citizenship: Delaware

Item2(d).   Title of Class of Securities: Common Stock

Item2(e).   CUSIP Number: 753400100

Item3.      Not Applicable

Item4.      Ownership:

            (a)   Amount Beneficially Owned: 6,976,558 shares of Common Stock*

            (b)   Percent of Class: 9.99%*

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 6,976,558 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        6,976,558 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------
         * Based on 69,835,422 shares of common stock, par value $0.001 per share (the "Shares"), of Rapid Link, Incorporated, a Delaware corporation (the "Company"), outstanding as of January 7, 2009, as represented by the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 5,625,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 4,437,870 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquired 8,750,000 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 9, 2009
                                              ----------------------------------
                                              Date

                                              LAURUS CAPITAL MANAGEMENT, LLC

                                              /s/ David Grin
                                              ----------------------------------
                                              David Grin
                                              Authorized Signatory

                                   APPENDIX A

A.  Name:                         PSource Structured Debt Limited,
                                  a closed-ended company incorporated with
                                  limited liability in Guernsey
    Business Address:             335 Madison Avenue, 10th Floor
                                  New York, New York 10017
    Place of Organization:        Guernsey



B.  Name:                         Valens U.S. SPV I, LLC
                                  a Delaware limited liability company
    Business Address:             335 Madison Avenue, 10th Floor
                                  New York, New York 10017
    Place of Organization:        Delaware


C.  Name:                         Valens Offshore SPV II, Corp.,
                                  a Delaware Corporation
    Business Address:             335 Madison Avenue, 10th Floor
                                  New York, New York 10017
    Place of Organization:        Delaware

D.  Name:                         Valens Capital Management, LLC,
                                  a Delaware limited liability company
    Business Address:             335 Madison Avenue, 10th Floor
                                  New York, New York 10017
    Place of Organization:        Delaware

E.  Name:                         Eugene Grin
    Business Address:             335 Madison Avenue, 10th Floor
                                  New York, New York 10017
    Principal Occupation:         Principal of Laurus Capital Management, LLC
    Citizenship:                  United States

F.  Name:                         David Grin
    Business Address:             335 Madison Avenue, 10th Floor
                                  New York, New York 10017
    Principal Occupation:         Principal of Laurus Capital Management, LLC
    Citizenship:                  Israel

Each of PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

By: Laurus Capital Management, LLC
As investment manager

/s/ David Grin
----------------------------------
    David Grin
    Authorized Signatory
    February 9, 2009


Valens U.S. SPV I, LLC
Valens Offshore SPV II, Corp.

By: Valens Capital Management, LLC
As investment manager

/s/ David Grin
----------------------------------
    David Grin
    Authorized Signatory
    February 9, 2009



/s/ David Grin
----------------------------------
    David Grin, on his individual behalf
    February 9, 2009



/s/ Eugene Grin
----------------------------------
    Eugene Grin, on his individual behalf
    February 9, 2009